[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 8, 2021

VIA EDGAR

Deborah L. O’Neal
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Direct Lending Corp.
Registration Statement on Form 10
File Number 000-56231

Dear Ms. O’Neal:

Thank you for your telephonic comments received February 3, 2021, regarding BlackRock Direct Lending Corp.’s (the “Company”) Amendment no. 1 to its Registration Statement on Form 10, filed on January 25, 2021 (the “Registration Statement”). The Company has considered your comments and has authorized us to make on its behalf the responses discussed below. Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

Comment 1:
Please confirm supplementally that if the Company were to invest in the future in legacy instruments that fail to contemplate the discontinuation of LIBOR, the Company would consider adding a statement regarding the discontinuation of LIBOR and transition to new reference rates in listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements.

Response 1:
The Company confirms that if the Company were to invest in the future in legacy instruments that fail to contemplate the discontinuation of LIBOR, the Company will consider adding a statement regarding the discontinuation of LIBOR and transition to new reference rates in listing the factors that may cause actual results to differ materially from the Company’s forward-looking statements.

Comment 2:	With respect to the Company’s investment in original issue discount instruments, including zero coupon bonds and PIK loans:

Deborah L. O’Neal
February 8, 2021

(a)
With respect to original issue discount, under “U.S. Federal Income Tax Matters—Company Investments,” you state “Accordingly, the Company may have to sell some of its investments at times the Company would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements.” Please add that the Company may take such actions without investors being given any notice of this fact.

(b)	With respect to zero coupon bonds and PIK loans, please confirm supplementally whether zero coupon bonds and PIK loans are expected to constitute a significant portion of the Company’s income.

Response 2:	(a)	The Company will incorporate the requested disclosure in its upcoming annual report to shareholders.

(b)	The Company confirms that zero coupon bonds and PIK loans are not expected to constitute a significant portion of the Company’s income.

* * * * *

Deborah L. O’Neal
February 8, 2021

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (312) 407-0641 or Michael K. Hoffman at (212) 735-3406.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Keith A. O’Connell, Branch Chief
Michael J. Spratt, Assistant Director
Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom, LLP
Elizabeth Greenwood, General Counsel and Secretary of the Company